SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 31 July, 2014

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Transaction in Own Shares dated 01 July 2014
Exhibit 1.2	Transaction in Own Shares dated 02 July 2014
Exhibit 1.3	Transaction in Own Shares dated 03 July 2014
Exhibit 1.4	Transaction in Own Shares dated 04 July 2014
Exhibit 1.5	Blocklisting Interim Review dated 04 July 2014
Exhibit 1.6	Blocklisting Interim Review dated 04 July 2014
Exhibit 1.7	Transaction in Own Shares dated 07 July 2014
Exhibit 1.8	Transaction in Own Shares dated 08 July 2014
Exhibit 1.9	Transaction in Own Shares dated 09 July 2014
Exhibit 1.10	Holding(s) in Company dated 09 July 2014
Exhibit 1.11	Transaction in Own Shares dated 10 July 2014
Exhibit 1.12	Director/PDMR Shareholding dated 10 July 2014
Exhibit 1.13	Transaction in Own Shares dated 11 July 2014
Exhibit 1.14	Transaction in Own Shares dated 14 July 2014
Exhibit 1.15	Transaction in Own Shares dated 15 July 2014
Exhibit 1.16	Transaction in Own Shares dated 16 July 2014
Exhibit 1.17	Transaction in Own Shares dated 17 July 2014
Exhibit 1.18	Transaction in Own Shares dated 18 July 2014
Exhibit 1.19	Transaction in Own Shares dated 21 July 2014
Exhibit 1.20	Transaction in Own Shares dated 22 July 2014
Exhibit 1.21	Transaction in Own Shares dated 23 July 2014
Exhibit 1.22	Transaction in Own Shares dated 24 July 2014
Exhibit 1.23	Transaction in Own Shares dated 25 July 2014
Exhibit 1.24	Transaction in Own Shares dated 28 July 2014
Exhibit 1.25	Transaction in Own Shares dated 29 July 2014
Exhibit 1.26	Share Repurchases dated 29 July 2014
Exhibit 1.27	Director/PDMR Shareholding dated 29 July 2014
Exhibit 1.28	Transaction in Own Shares dated 30 July 2014
Exhibit 1.29	Transaction in Own Shares dated 31 July 2014
Exhibit 1.30	Share Repurchases dated 31 July 2014
Exhibit 1.31	Total Voting Rights dated 31 July 2014

Exhibit 1.1

BP p.l.c.         -           Transaction in Own Shares
BP p.l.c.         -           01 July 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	30 June 2014
Number of ordinary shares purchased	838,000
Highest price paid per share (pence)	519.20
Lowest price paid per share (pence)	513.40

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.2

BP p.l.c.        -          Transaction in Own Shares
BP p.l.c.        -          02 July 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	1 July 2014
Number of ordinary shares purchased	835,000
Highest price paid per share (pence)	518.40
Lowest price paid per share (pence)	513.90

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.3

BP p.l.c.         -           Transaction in Own Shares
BP p.l.c.         -           03 July 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	2 July 2014
Number of ordinary shares purchased	836,000
Highest price paid per share (pence)	519.80
Lowest price paid per share (pence)	514.60

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.4

BP p.l.c.         -           Transaction in Own Shares
BP p.l.c.         -           04 July 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	03 July 2014
Number of ordinary shares purchased	827,000
Highest price paid per share (pence)	521.30
Lowest price paid per share (pence)	515.70

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.5

BP p.l.c.         -           Blocklisting Interim Review
BP p.l.c.         -           04 July 2014
BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 04 July 2014

Name of applicant:		BP p.l.c.
Name of scheme:		The BP Group Savings Related Share Options
Period of return:	From:	1 January 2014	To:	30 June 2014
Balance of unallotted securities under scheme(s) from previous return:		11,754,180
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		11,754,180

Name of contact:	Denise Dillon
Telephone number of contact:	020 7496 4476

Exhibit 1.6

BP p.l.c.         -           Blocklisting Interim Review
BP p.l.c.         -           04 July 2014
BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 04 July 2014

Name of applicant:		BP p.l.c.
Name of scheme:		The Executive Share Option Scheme
Period of return:	From:	1 January 2014	To:	30 June 2014
Balance of unallotted securities under scheme(s) from previous return:		12,281,499
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		25,000,000
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		25,597,722
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		11,683,777

Name of contact:	Denise Dillon
Telephone number of contact:	020 7496 4476

Exhibit 1.7

BP p.l.c.         -           Transaction in Own Shares
BP p.l.c.         -           07 July 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	04 July 2014
Number of ordinary shares purchased	833,000
Highest price paid per share (pence)	521.30
Lowest price paid per share (pence)	516.80

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.8

BP p.l.c.         -           Transaction in Own Shares
BP p.l.c.         -           08 July 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	7 July 2014
Number of ordinary shares purchased	840,000
Highest price paid per share (pence)	519.30
Lowest price paid per share (pence)	512.20

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.9

BP p.l.c.         -           Transaction in Own Shares
BP p.l.c.         -           09 July 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	8 July 2014
Number of ordinary shares purchased	840,000
Highest price paid per share (pence)	514.70
Lowest price paid per share (pence)	510.10

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.10

BP p.l.c.         -           Holding(s) in Company
BP p.l.c.         -           09 July 2014

BP p.l.c. received confirmation from BlackRock, Inc. on 8 July 2014 of the information contained below:

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	BP p.l.c.
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	X
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.):iv
5. Date of the transaction and date on which the threshold is crossed or reached: v	25 June 2014
6. Date on which issuer notified:	26 June 2014
7. Threshold(s) that is/are crossed or reached: vi, vii	Holding has gone below 5%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
GB0007980591	1,142,207,815	1,142,207,815	N/A	N/A	N/A	N/A	Below 5%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.		% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
CFD			N/A			Nominal	Delta
						N/A	N/A

Total (A+B+C)
Number of voting rights			Percentage of voting rights
N/A			Below 5%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
BlackRock Investment Management (UK) Limited - N/A (Below 5%)

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	N/A
14. Contact name:	Denise Dillon
15. Contact telephone number:	020 7496 4476

This notice is given in fulfillment of the obligation under DTR 5.6.

Exhibit 1.11

BP p.l.c.         -           Transaction in Own Shares
BP p.l.c.         -           10 July 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	09 July 2014
Number of ordinary shares purchased	845,000
Highest price paid per share (pence)	508.40
Lowest price paid per share (pence)	503.50

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.12

BP p.l.c.         -           Director/PDMR Shareholding
BP p.l.c.         -           10 July 2014

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was advised on 10 July 2014 by Computershare Plan Managers that on 10 July 2014 the following Directors and senior executives (all persons discharging managerial responsibilities in BP p.l.c.) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at £5.08 per share through participation in the BP ShareMatch UK Plan:-

Director

Mr I.C. Conn	63 shares
Dr B. Gilvary	63 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy	63 shares
Mr B. Looney	63 shares
Mr D. Sanyal	60 shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 1.13

BP p.l.c.         -           Transaction in Own Shares
BP p.l.c.         -           11 July 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	10 July 2014
Number of ordinary shares purchased	860,000
Highest price paid per share (pence)	508.90
Lowest price paid per share (pence)	502.50

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.14

BP p.l.c.         -           Transaction in Own Shares
BP p.l.c.         -           14 July 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	11 July 2014
Number of ordinary shares purchased	860,000
Highest price paid per share (pence)	505.30
Lowest price paid per share (pence)	502.00

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.15

BP p.l.c.         -           Transaction in Own Shares
BP p.l.c.         -           15 July 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	14 July 2014
Number of ordinary shares purchased	860,000
Highest price paid per share (pence)	507.00
Lowest price paid per share (pence)	501.20

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.16

BP p.l.c.         -           Transaction in Own Shares
BP p.l.c.         -           16 July 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	15 July 2014
Number of ordinary shares purchased	860,000
Highest price paid per share (pence)	505.60
Lowest price paid per share (pence)	499.85

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.17

BP p.l.c.         -           Transaction in Own Shares
BP p.l.c.         -           17 July 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	16 July 2014
Number of ordinary shares purchased	855,000
Highest price paid per share (pence)	507.40
Lowest price paid per share (pence)	503.20

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.18

BP p.l.c.         -           Transaction in Own Shares
BP p.l.c.         -           18 July 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	17 July 2014
Number of ordinary shares purchased	855,000
Highest price paid per share (pence)	504.10
Lowest price paid per share (pence)	496.25

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.19

BP p.l.c.         -           Transaction in Own Shares
BP p.l.c.         -           21 July 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	18 July 2014
Number of ordinary shares purchased	870,000
Highest price paid per share (pence)	497.15
Lowest price paid per share (pence)	492.55

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.20

BP p.l.c          -           Transaction in Own Shares
BP p.l.c.         -           22 July 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	21 July 2014
Number of ordinary shares purchased	880,000
Highest price paid per share (pence)	495.95
Lowest price paid per share (pence)	493.00

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.21

BP p.l.c          -           Transaction in Own Shares
BP p.l.c.         -           23 July 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	22 July 2014
Number of ordinary shares purchased	875,000
Highest price paid per share (pence)	498.95
Lowest price paid per share (pence)	495.35

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.22

BP p.l.c          -           Transaction in Own Shares
BP p.l.c.         -           24 July 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	23 July 2014
Number of ordinary shares purchased	870,000
Highest price paid per share (pence)	501.70
Lowest price paid per share (pence)	495.20

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.23

BP p.l.c          -           Transaction in Own Shares
BP p.l.c.         -           25 July 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	24 July 2014
Number of ordinary shares purchased	870,000
Highest price paid per share (pence)	503.90
Lowest price paid per share (pence)	499.90

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.24

BP p.l.c          -           Transaction in Own Shares
BP p.l.c.         -           28 July 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	25 July 2014
Number of ordinary shares purchased	870,000
Highest price paid per share (pence)	501.50
Lowest price paid per share (pence)	499.10

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.25

BP p.l.c.         -           Transaction in Own Shares
BP p.l.c.         -           29 July 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	28 July 2014
Number of ordinary shares purchased	880,000
Highest price paid per share (pence)	499.15
Lowest price paid per share (pence)	494.20

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.26

BP p.l.c.         -           Share Repurchases
BP p.l.c.         -           29 July 2014

BP p.l.c. Share Repurchases

BP p.l.c. (the "Company") announces it has today entered into a repurchase mandate agreement with an independent third party to follow the expiry of the repurchase mandate agreement previously entered into and announced in respect of the period of 16 June 2014 to 29 July 2014.

Under the repurchase mandate agreement entered into today, the independent third party will manage the share repurchases for the period of 30 July 2014 to 12 September 2014.

The independent third party will make its trading decision in relation to the purchase of the Company's securities independently of, and uninfluenced by the Company. On purchase, the Company's shares will be cancelled.

The purpose of the share repurchases is to reduce the Company's issued share capital.

Any purchases will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares granted by its shareholders at the Company's 2014 Annual General Meeting and Chapter 12 of the Listing Rules.

Further enquiries:

Jessica Mitchell         +44 (0)20 7496 4962

Exhibit 1.27

BP p.l.c.         -           Director/PDMR Shareholding
BP p.l.c.         -           29 July 2014

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was notified on 29 July 2014 by Mr A Boeckmann, a Director of BP p.l.c., that he purchased 2,400 BP ADSs (ISIN number US0556221044) on 29 July 2014 at $49.72 per ADS.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.28

BP p.l.c.         -           Transaction in Own Shares
BP p.l.c.         -           30 July 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	29 July 2014
Number of ordinary shares purchased	2,862,485
Highest price paid per share (pence)	501.30
Lowest price paid per share (pence)	484.25

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.29

BP p.l.c.        -           Transaction in Own Shares
BP p.l.c.        -           31 July 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	30 July 2014
Number of ordinary shares purchased	914,000
Highest price paid per share (pence)	486.05
Lowest price paid per share (pence)	479.50

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.30

BP p.l.c.      -         Share Repurchases
BP p.l.c.      -         29 July 2014

BP p.l.c. Share Repurchases

BP p.l.c. (the "Company") announces it has today entered into a repurchase mandate agreement with an independent third party to replace the repurchase mandate agreement entered into and announced on 29 July 2014.

Under the repurchase mandate agreement entered into today, the independent third party will manage the share repurchases for the period of 31 July 2014 to 12 September 2014.

The independent third party will make its trading decision in relation to the purchase of the Company's securities independently of, and uninfluenced by the Company. On the purchase, the Company's shares will be cancelled.

The purpose of the share buy-backs is to reduce the Company's issued share capital.

Any purchases will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares granted by its shareholders at the Company's 2014 Annual General Meeting and Chapter 12 of the Listing Rules.

Further enquiries:

Jessica Mitchell      +44 (0)20 7496 4962

Exhibit 1.31

BP p.l.c.        -           Total Voting Rights
BP p.l.c.        -           31 July 2014

BP p.l.c.
Total voting rights and share capital

As at 31 July 2014, the issued share capital of BP p.l.c. comprised 18,422,565,463 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,780,776,599. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 18,427,647,963. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FCA's Disclosure and Transparency Rules.

These figures include shares purchased by BP p.l.c. as part of its share buy-back programme but not yet cancelled.

This announcement is made in accordance with the requirements of Disclosure and Transparency Rule 5.6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 05 August 2014
/s/ J. BERTELSEN
..............................
J. BERTELSEN
Deputy Secretary